UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Amendment No. 1

Under the Securities Exchange Act of 1934

ALSET EHOME INTERNATIONAL INC.

(Name of issuer)

Common Stock, Par Value $0.001 Per Share

(Title of class of securities)

02116A 104

(CUSIP number)

Heng Fai Ambrose Chan 7 Temasek Boulevard #29-01B Suntec Tower One Singapore 038987 Telephone: 011 65 6333 9181 -------------------------------

(Name, address and telephone number of person authorized to receive notices and communications)

February 14, 2022

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ¨

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 02116A 104

(1)	Names of reporting persons Heng Fai Ambrose Chan
(2)	Check the appropriate box if a member of a group (see instructions) (a) ¨ (b) ¨
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ¨
(6)	Citizenship or place of organization Republic of Singapore
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 35,527,647(1)
	(8)	Shared voting power
	(9)	Sole dispositive power 35,527,647(1)
	(10)	Shared dispositive power
(11)	Aggregate amount beneficially owned by each reporting person 35,527,647(1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11) 35.3%(2)
(14)	Type of reporting person (see instructions) IN

(1)	Includes 6,380,000 shares of common stock held by HFE Holdings Limited and 398,348 shares of common stock held by Heng Fai Holdings Limited, of which Mr. Chan has sole voting and investment power with respect to such shares.
(2)	Percentage is based upon 100,568,446 shares of common stock outstanding as of February 14, 2022.

CUSIP No. 02116A 104

(1)	Names of reporting persons HFE Holdings Limited
(2)	Check the appropriate box if a member of a group (see instructions) (a) ¨ (b) ¨
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ¨
(6)	Citizenship or place of organization Hong Kong
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 6,380,000
	(8)	Shared voting power
	(9)	Sole dispositive power 6,380,000
	(10)	Shared dispositive power
(11)	Aggregate amount beneficially owned by each reporting person 6,380,000
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11) 6.3%(1)
(14)	Type of reporting person (see instructions) CO

(1)	Percentage is based upon 100,568,446 shares of common stock outstanding as of February 14, 2022.

Item 1. Security and Issuer

This Schedule 13D relates to shares of the common stock, $0.001 par value per share, of Alset EHome International Inc., a Delaware corporation (the “Issuer”). The address of the principal executive office of the Issuer is 4800 Montgomery Lane, Suite 210, Bethesda, Maryland 20814.

Item 2. Identity and Background

This statement is being jointly filed by Heng Fai Ambrose Chan (“Mr. Chan”) and HFE Holdings Limited (“HFE”) (collectively, the “Reporting Persons”).

Mr. Chan’s principal business address is 7 Temasek Boulevard #29-01B, Suntec Tower One, Singapore 038987. HFE’s principal business address is 7th Floor, Skyway Centre, 23 Queen’s Road West, Sheung Wan, Hong Kong.

Mr. Chan is the Chairman and Chief Executive Officer of the Issuer and the Issuer’s majority-owned subsidiary, Alset International Limited. He is also the Director of HFE, which is organized as a limited company under the laws of Hong Kong. Mr. Chan is a citizen of Republic of Singapore.

None of the entities or persons identified in this Item 2 has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

HFE Holdings Limited

Effective May 3, 2021, the Issuer entered into a Loan and Exchange Agreement with HFE pursuant to which, on May 4, 2021, HFE loaned and exchanged 6,380,000 shares of common stock for an aggregate of 6,380 shares of the Issuer’s Series A Convertible Preferred Stock. Each share of the Issuer’s Series B Convertible Preferred Stock is convertible into 1,000 shares of the Issuer’s common stock upon the completion of certain contingencies, and each share of Series B Convertible Preferred Stock has votes equal to 1,000 shares of the Issuer’s common stock. On June 14, 2021, the 6,380 shares of Series A Convertible Preferred Stock held by HFE automatically converted into 6,380,000 shares of common stock of the Issuer upon an increase in the authorized common stock of the Issuer pursuant to the terms of the Certificate of Designations, Preferences and Rights of the Series A Convertible Preferred Stock.

Heng Fai Ambrose Chan

On May 12, 2021, the Issuer entered into an Exchange Agreement with Mr. Chan, effective May 13, 2021, pursuant to which Mr. Chan exchanged $13,000,000 in principal amount under a $28,363,966 convertible promissory note in exchange for 2,132 shares of the Issuer’s Series B Convertible Preferred Stock. Each share of the Issuer’s Series B Convertible Preferred Stock is convertible into 1,000 shares of the Issuer’s common stock upon the completion of certain contingencies, and each share of Series B Convertible Preferred Stock has votes equal to 1,000 shares of the Issuer’s common stock. On June 14, 2021, the 2,132 shares of the Issuers Series B Convertible Preferred Stock automatically converted into 2,132,000 shares of common stock upon an increase in the authorized common stock of the Issuer pursuant to the terms of the Certificate of Designations, Preferences and Rights of the Series B Convertible Preferred Stock.

On June 8, 2021, Heng Fai Holdings Limited purchased 398,348 shares of common stock from the Issuer at a purchase price of $4.90 per share.

On June 9, 2021, Mr. Chan purchased 80,000 shares of common stock from the Issuer at a purchase price of $5.02 per share. The source of these funds were the personal funds of Mr. Chan.

On June 9, 2021, Mr. Chan purchase 40,000 shares of common stock from the Issuer at a purchase price of $5.02 per share.  The source of these funds were the personal funds of Mr. Chan.

On June 14, 2021, Mr. Chan converted a note with an outstanding balance in the amount of $15,487,265 into 2,770,531 shares of the common stock of the Issuer at a conversion price of $5.59 per share.

On June 14, 2021, Mr. Chan converted a note with an outstanding balance in the amount of $28,800,721 into 5,152,186 shares of the common stock of the Issuer at a conversion price of $5.59 per share.

On June 14, 2021, Mr. Chan converted a note with an outstanding balance in the amount of $174,288 into 31,179 shares of the common stock of the Issuer at a conversion price of $5.59 per share

On June 14, 2021, Mr. Chan converted a note with an outstanding balance in the amount of $6,764,291 into 1,210,070 shares of the common stock of the Issuer at a conversion price of $5.59 per share.

On December, 8, 2021, Mr. Chan purchased 7,333,333 shares of common stock from the Issuer at a purchase price of $0.60 per share in an underwritten public offering. The source of these funds were the personal funds of Mr. Chan.

On December 13, 2021, the Issuer entered into a Securities Purchase Agreement with Mr. Chan for the issuance and sale of a convertible promissory note (the “Note”) in favor of Mr. Chan, in the principal sum of $6,250,000. The Note bears interest at a rate equal to three percent (3%) per annum. Mr. Chan will have the option to at its sole discretion to either (i) convert the outstanding balance under the Note into either shares of common stock at the conversion price of $0.625 or (ii) receive cash payment for the accrued and unpaid balance. The sale and issuance of the Note by the Issuer to Mr. Chan was subject to certain closing conditions. The sale and issuance of the Note was completed on January 26, 2022. On January 27, 2022, Mr. Chan converted the entire balance of the Note into 10,000,000 shares of the Issuer’s common stock.

Item 4.	Purpose of Transaction

All of the Issuer’s securities owned by the Reporting Person have been acquired for investment purposes only.  The Reporting Person has no present plans or proposals that relate to or would result in any of the actions required to be described in subsections (a) through (j) of Item 4 of Schedule 13D.  The Reporting Person may, at any time, review or reconsider its positions with respect to the Issuer and formulate plans or proposals with respect to any of such matters, but have no present intention of doing so.

Item 5. Interest in Securities of the Issuer

(a)

In the Aggregate, the Reporting Persons beneficially own 35,527,647 shares, or 35.3%, of the Issuer’s common stock. The percentages in this paragraph relating to beneficial ownership of Common Stock are based on 100,568,446 shares of Common Stock outstanding as of February 14, 2022, as reported by the Issuer.

(b)	Mr. Chan has the sole power to vote and dispose of all 35,527,647 shares of Common Stock of which 398,348 shares of common stock are held directly by Heng Fai Holdings Limited and 6,380,000 shares of common stock are held by HFE Holdings Limited.

(c)	Except for the transaction which is the subject of this Schedule 13D, there were no other transactions effected in the last 60 days by the Reporting Person.

(d)	To the best knowledge of the Reporting Person, no person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock covered by this statement and reported in Item 5(a).

(e)       Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7.  Material to Be Filed as Exhibits

Exhibit 99.1	Joint Filing Agreement, by and between the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2022	By:	/s/ Heng Fai Ambrose Chan
Heng Fai Chan

HFE Holdings Limited

Dated: February 14, 2022	By:	/s/ Heng Fai Ambrose Chan
Director